UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT TO SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.     1     )

HERITAGE CAPITAL GROUP, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 par value

(Title of Class of Securities)

NOT APPLICABLE

(CUSIP Number)

William Tay
2000 Hamilton Street, #520
Philadelphia, PA 19130
(215) 893-3662

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2004

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		William Tay

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	US

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	0

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	0

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	0

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	0

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Heritage Capital Group, Inc.
c/o Wuersch & Gering LLP
11 Hanover Square, 19th Floor
New York, New York 10005

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	William Tay

(b)	Residence or business address:	2000 Hamilton Street, #520 Philadelphia, PA 19130

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Business consultant;

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	Mr. Tay has not been convicted in a criminal proceeding within the last 5 years;

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	Mr. Tay has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

(f)	Citizenship.	US

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, sold 21,840,000 shares of Issuer in a private transaction and received the sum of $55,000.00. After the sale, Mr. Tay owns no shares of the Issuer.

ITEM 4.      PURPOSE OF TRANSACTION.

Mr. Tay no longer has any affiliation with the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

There are presently 21,840,000 shares of Heritage Capital Group, Inc. common stock issued and outstanding. Mr. Tay has disposed of his entire interest in such securities.

On October 5, 2004, Mr. Tay disposed of 21,840,000 shares, representing his entire holdings in the Issuer, for aggregate consideration of $55,000.00, in a private transaction.

After the sale, Mr. Tay presently owns none or 0% of the total issued and outstanding common shares of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2004

Date

/s/  William Tay

Signature

WILLIAM TAY

Name and Title